INTREPID CAPITAL MANAGEMENT FUNDS TRUST
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250
January 19, 2011

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.: 333-118634 and 811-21625

Dear Ms. Hatch:

The purpose of this letter is to respond to oral comments U.S. Bancorp Fund Services, LLC, received from the Securities and Exchange Commission Staff (the “Staff”) on January 12, 2011, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual certified shareholder report for the fiscal year ended September 30, 2010 (the “Annual Report”), filed on Form N-CSR on December 6, 2010, and other of the Trust’s recent filings including Post-Effective Amendment No. 16 to its Registration Statement, filed on Form N-1A on August 12, 2010 and Form N-PX and Form N-PX/A, filed on August 2 and August 3, 2010, respectively, for the Trust’s four series – the Intrepid Capital Fund, Intrepid Small Cap Fund, Intrepid Income Fund and Intrepid All Cap Fund (collectively, the “Funds”).

In connection with this response to the Staff’s comments, the Trust on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s response.

1.	Annual Report – Shareholder Letter for the Intrepid Income Fund

Comment:  The Schedule of Investments for the Intrepid Income Fund stated that approximately 27% of the Fund’s assets were held in short-term investments as of its most recent fiscal year end, although the Management Discussion of Fund Performance section did not provide a discussion regarding the effects of such a large position on the Fund’s performance.

Response: We will ensure that, going forward, each Fund’s Management Discussion of Fund Performance section will provide a more thorough discussion about the various factors that affected a Fund’s performance.

2.	Annual Report – Financial Highlights Table

Comment: In the future, please include a line item entry in the financial highlights table for Redemption Fees.

Response: The Trust will make the requested change going forward.

3.	Post-Effective Amendment No. 16 – Statement of Additional Information

Comment: Please include expanded disclosure regarding (i) the Board’s role in risk oversight of the Funds per Item 17(b)(1) of Form N-1A and (ii) the specific attributes or skills  that led to the conclusion that a person should serve as a Trustee, per Item 17(b)(10) of Form N-1A, in future registration statements.

Response: the Trust will include expanded disclosure on Items 17(b)(1) and 17(b)(10) in Post-Effective Amendment No. 17 to its Registration Statement, which will be filed on or before January 31, 2011 with an effective date of January 31, 2011.

4.	Form N-PX and Form N-PX/A

Comment: Please re-file Form N-PX to include the proxy voting record for all of the Funds, since the prior N-PX and N-PX/A only appear to contain the proxy voting record for the Intrepid Capital Fund.

Response: The Trust filed Form N-PX/A to include the proxy voting record for all of its Funds on January 18, 2011, with SEC Accession No. 0001438934-11-000002.

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If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Mark Travis
Mark Travis
President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC